Tele2 AB Skeppsbron 18 P.O Box 2094 SE-103 13 Stockholm, Sweden Telephone +46 8 5620 0060 Fax: +46 8 5620 0040 www.tele2.com 2016-01-16	Filing pursuant to Rule 425 under the Securities Act of 1933, as amended Filer: Tele2 AB Subject Company: Com Hem Holding AB Commission File No.: 000-30918

PRESS RELEASE

Annual General Meeting 2018

Stockholm - Tele2 AB (Tele2), (Nasdaq Stockholm: TEL2 A and TEL2 B) today announced that the company’s Annual General Meeting (AGM) held today voted to support all of the resolutions that the Board of Directors and Nomination Committee proposed to the AGM.

The AGM re-elected Sofia Arhall Bergendorff, Anders Björkman, Georgi Ganev, Cynthia Gordon, Eamonn O’Hare and Carla Smits-Nusteling as directors of the Board, and elected Georgi Ganev as new Chairman of the Board.

The AGM re-elected Deloitte as auditor until the close of the 2019 AGM. Thomas Strömberg will continue as auditor-in-charge.

The AGM approved the annual report for 2017 and resolved on a dividend of SEK 4.00 per share. The record date was decided to be Wednesday 23 May 2018. The dividend is estimated to be paid out to the shareholders on Monday 28 May 2018.

The AGM discharged the directors of the Board and the CEO from liability for the financial year 2017.

The AGM also resolved to:

•
approve remuneration to the Board and auditor and the procedure for the Nomination Committee (to apply until a resolution regarding a change of the procedure for appointing the Nomination Committee is resolved by the general meeting);

•	approve guidelines for the remuneration to senior executives;

•
adopt a target and performance based incentive programme, including resolutions to authorise the Board to resolve on a new issue of no more than 1,750,000 Class C shares and to repurchase all Class C shares in the company, and resolutions to transfer no more than 2,490,000 own Class B-shares to the participants in the programme authorise the Board to resolve to sell own Class-B shares e.g. for the purpose to cover certain costs in relation to resolved equity-related incentive programmes;

•	approve additional allocation under the incentive programme to approximately 40 Com Hem employees subject to completion of the previously communicated merger between Tele2 and Com Hem;

•
authorise the Board to pass a resolution on one or more occasions for the period up until the next Annual General Meeting to repurchase so many Class A and/or Class B shares that Tele2’s holding does not at any time exceed 10 per cent of the total number of issued Tele2 shares; and

•	dismiss shareholder proposals.

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Tele2 AB Skeppsbron 18
P.O Box 2094
SE-103 13 Stockholm, Sweden
Telephone +46 8 5620 0060
Fax: +46 8 5620 0040 www.tele2.com
2016-01-16

At the constituent board meeting following the AGM, an Audit Committee and a Remuneration Committee were appointed. Carla Smits-Nusteling was appointed as Chairman of the Audit Committee and Georgi Ganev and Cynthia Gordon were appointed as members of the Audit Committee. Georgi Ganev was appointed as Chairman of the Remuneration Committee and Anders Björkman was appointed as member of the Remuneration Committee.

For more information, please contact:
Viktor Wallström, EVP Group Communications, Tele2 AB, Phone: +46 703 63 53 27
Erik Strandin Pers, Head of Investor Relations, Tele2 AB, Phone: +46 733 41 41 88

This information is information that Tele2 AB is obliged to make public pursuant to the EU Market Abuse Regulation and the Securities Markets Act. The information was submitted for publication, through the agency of the contact persons set out above, at 17:30 CEST on May
21, 2018.

IMPORTANT INFORMATION

The information included in this press release is provided for informational purposes only and is neither an offer to sell nor a solicitation of an offer to buy shares of Tele2 or Com Hem. Tele2 intends to file a registration statement on Form F-4 with the Securities and Exchange Commission (the “SEC”) in connection with the transaction. Tele2 and Com Hem expect to mail a merger document, which is part of the registration statement on Form F-4, to security holders of Com Hem in connection with the transaction. This information is not a substitute for the registration statement, merger document or any other offering materials or other documents that Tele2 and Com Hem plan to file with the SEC or send to security holders of Com Hem in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF COM HEM ARE URGED TO READ THE MERGER DOCUMENT CAREFULLY WHEN IT BECOMES AVAILABLE. THE MERGER DOCUMENT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION INCLUDING CERTAIN RISKS RELATED TO THE TRANSACTION AND SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TRANSACTION. When the merger document becomes available, investors and security holders will be able to obtain free copies of it through the website maintained by the SEC at www.sec.gov. Free copies of the merger document may also be obtained from Tele2, by directing such request to Mr. Erik Strandin Pers, Head of Investor Relations, e-mail: erik.pers@tele2.com, phone: +46 733 41 41 88, or from Com Hem, by directing a request to Mr. Marcus Lindberg, Head of Investor Relations, e-mail: marcus.lindberg@comhem.com, phone: +46 734 39 25 40.

In addition to the registration statement and merger document, Tele2 and Com Hem file annual, quarterly and special reports and other information with the Swedish Financial Supervisory Authority. You may read and copy any reports, statements or other information filed by Tele2 or Com Hem at: http://www.tele2.com/investors/ and http://www.comhemgroup.se/en/investors/, respectively.

FORWARD LOOKING STATEMENTS

The information in this press release may contain forward-looking statements. By their nature, forward- looking statements involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of each respective company or the combined company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements. Although managements of each respective company believe that their expectations reflected in the forward-looking statements are reasonable based on information currently available to them, no assurance is given that such forward-looking statements will prove to have been correct. You should not place undue reliance on forward-looking statements. They speak only as at the date thereof and neither Tele2 nor Com Hem undertakes any obligation to update these forward-looking statements. Past performance of Tele2 and Com Hem does not guarantee or predict future performance of the combined company. Moreover, Tele2,  Com Hem and their respective affiliates and their respective officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation. Additionally, there can be no certainty that the Merger will be completed in the manner and timeframe described in this press release, or at all.

NO SOLICITATION

This communication does not constitute notice to an extraordinary general meeting or a merger document, nor shall it constitute an offer to sell or the solicitation or invitation of any offer to buy, acquire or subscribe for, any securities or an inducement to enter into investment activity, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.